FORM
6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule
13a-16
or
15d-16
of the Securities Exchange Act of 1934

For the month of: August, 2022	Commission File Number: 001-13354
BANK OF MONTREAL
(Name of Registrant)

100 King Street West
1 First Canadian Place	129 rue Saint-Jacques
Toronto, Ontario	Montreal, Quebec
Canada, M5X 1A1	Canada, H2Y 1L6

(Executive Offices)	(Head Office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F
or Form
40-F:
Form
20-F
☐
            Form
40-F
☑

Indicate by check mark if the registrant is submitting the Form
6-K
in paper as permitted by Regulation
S-T
Rule 101(b)(1):
☐
Indicate by check mark if the registrant is submitting the Form
6-K
in paper as permitted by Regulation
S-T
Rule 101(b)(7):
☐

INCORPORATION BY REFERENCE
The information contained in this Form
6-K
and any exhibits hereto shall be deemed filed with the Securities and Exchange Commission (“SEC”) solely for purposes of incorporation by reference into and as part of the following registration statements of the registrant on file with and declared effective by the SEC:

1.	Registration Statement – Form F-3 – File No. 333-214934

2.	Registration Statement – Form F-3 – File No. 333-264388

3.	Registration Statement – Form S-8 – File No. 333-191591

4.	Registration Statement – Form S-8 – File No. 333-180968

5.	Registration Statement – Form S-8 – File No. 333-177579

6.	Registration Statement – Form S-8 – File No. 333-177568

7.	Registration Statement – Form S-8 – File No. 333-176479

8.	Registration Statement – Form S-8 – File No. 333-175413

9.	Registration Statement – Form S-8 – File No. 333-175412

10.	Registration Statement – Form S-8 – File No. 333-113096

11.	Registration Statement – Form S-8 – File No. 333-14260

12.	Registration Statement – Form S-8 – File No. 33-92112

13.	Registration Statement – Form S-8 – File No. 333-207739

14.	Registration Statement – Form S-8 – File No. 333-237522

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANK OF MONTREAL

	By:	/s/ Tayfun Tuzun
	Name:	Tayfun Tuzun
	Title:	Chief Financial Officer

Date: August 30, 2022	By:	/s/ Barbara M. Muir
	Name:	Barbara M. Muir
	Title:	Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Third Quarter 2022 Management’s Discussion and Analysis of Results of Operations and Financial Condition

99.2	Third Quarter 2022 Consolidated Financial Statements

99.3	Third Quarter 2022 Consolidated Capitalization of Bank of Montreal

101.	Interactive Data File (formatted as Inline XBRL)

104.	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)